Embargo until 08.00 GMT, 1 November 2002



                   TDL INFOMEDIA GROUP PLC

                 TDL INFOMEDIA HOLDINGS PLC



TDL Infomedia announces like for like revenue growth of 4.1%
in Q3 2002

TDL Infomedia Holdings plc and its wholly owned subsidiary TDL
Infomedia Group plc, announced third quarter and nine month results for the period ended 30 September 2002.

3rd Quarter Results

TDL   Infomedia  reported  third  quarter  turnover  of  25.3
million pound sterling (GBP), down 3.5% from 26.2 million GBP
in the comparable period in  2001.   TDL Infomedia published
51 directories during the third quarter of 2002, generating gross revenues of 23.5 million GBP, compared to 54 directories in Q3 2001 and gross revenues of 24.6 million GBP. Revenues for the 48 directories published in both periods increased by 3.1% from 21.7 million GBP in Q3 2001 to
22.4 million GBP in Q3 2002.

Third quarter Internet advertising revenues recognised in the accounts amounted to 1.1 million GBP in 2002, compared to 1.0 million GBP during Q3 2001. Business Information revenues for the quarter totalled 1.8 million GBP, up 11.1% from 1.6 million GBP in Q3 2001.

Overall, like for like revenues increased by 4.1% during the quarter, from 24.3 million GBP in Q3 2001 to 25.3 million GBP in Q3 2002.

Cost of sales for the quarter decreased 0.7% from 10.7 million GBP in Q3 2001 to 10.6 million GBP in Q3 2002 as the impact of fewer directories publishing during the quarter was partially offset by increased sales costs. Consequently, gross margins decreased from 59.4% during the third quarter of 2001 to 58.2% in Q3 2002.

Operating costs for the quarter (excluding depreciation and amortisation) totalled 7.1 million GBP in Q3 2002, up from 6.0 million GBP in Q3 2001. Operating costs in Q3 2001 are stated net of the release of an onerous property provision of 1.0 million GBP.

The decrease in turnover, the reduction in gross margins and the increase in operating costs contributed to a 19.6%
decrease in third quarter EBITDA from 9.5 million GBP in 2001 to 7.7 million GBP in Q3 2002.

Operating cash inflows before financing costs for the quarter increased from 7.2 million GBP in 2001 to 9.4 million GBP in Q3 2002 primarily as a result of favourable working capital movements during the quarter.

Nine Month Results

TDL Infomedia reported turnover for the nine months to September 2002 of 61.7 million GBP, up 2.5% from 60.2 million GBP during the same period in 2001. Overall, the group published 118 directories during the first nine months of 2002 generating revenues of 55.8 million GBP, compared to the 122 directories published during the same period in 2001 and revenues of 55.5 million GBP. Like for like revenues generated by the 118 directories published in both periods increased by 3.5% from 53.9 million GBP in 2001 to 55.8 million GBP in 2002.

Internet advertising revenues recognised in the accounts during the nine months to September increased by 40.4% from
2.4 million GBP in 2001 to 3.4 million GBP in 2002. Business Information revenues increased by 8.3% to 4.9 million GBP during the nine months to September 2002, up from 4.5 million GBP during the same period in 2001.

Overall, like for like revenues increased by 5.4% during the nine months to 30 September, from 60.8 million GBP in 2001 to
64.1 million GBP in 2002.

Cost of sales for the nine months to September increased marginally from 25.0 million GBP in 2001 to 25.3 million GBP in 2002 as a result of the increase in revenues. Consequently, gross margins for the nine month period increased from 58.5% in 2001 to 58.9% in 2002.

Operating costs (excluding depreciation and amortisation) decreased by 1.0% from 19.2 million GBP during the nine months to September 2001 to 19.0 million GBP during the same period in 2002 due in part to reduced credits and write-offs as a result of fewer directories publishing during the period and lower marketing spend to date in 2002.

The increase in revenues during the nine months to September
2002 contributed to an 8.4% increase in EBITDA from 16.0 million GBP in 2001 to 17.3 million GBP in 2002.

TDL Infomedia's net cash inflows before financing increased to
21.0 million GBP during the nine months to 30 September, up from
12.2 million GBP in 2001 following the acquisition of Thomson
House in January 2001 for approximately 10.0 million GBP.

Repurchase of 15.5% Senior Discount Notes due 2010

During the third quarter of 2002, TDL Infomedia Holdings plc accepted two offers to repurchase a portion of its outstanding US$87,360,000 15.5% Senior Discount Notes (the Notes). On 14 August the Company completed the repurchase of US$10.0 million in aggregate principal amount at maturity of the Notes and on 18 September the Company completed the repurchase of a further US$12.2 million in aggregate principal amount at maturity of the Notes.

All repurchased Notes are now being cancelled and may not be held, reissued or resold. As a result of the aforementioned repurchases, the aggregate principal amount at maturity of the Notes outstanding at 30 September 2002 was US$65,160,000.

Since then the Company has accepted a further offer to repurchase a portion of it Notes. The repurchase of US$15.21 million in aggregate principal amount at maturity of the Notes was completed on 8 October 2002. Consequently, the aggregate principal amount at maturity of the Notes outstanding is now US$49,950,000.

All of the above repurchases were financed by loans from Sogerim S.A, a subsidiary of Telecom Italia. The loans bear interest at 180 bps above the relevant period Interest Rate
Swap and are repayable in October 2010.




The table presented below reflects the consolidated operating results of both TDL Infomedia Group plc and TDL Infomedia
Holdings plc for the three and nine months to 30 September
2001 and 2002:


                                Three months       Nine months
                               ended 30 Sept      ended 30 Sept
                               2002     2001      2002     2001

Condensed Operating Statement
GBP(000)

Turnover         	      25,327   26,249    61,669   60,155
Cost of sales                (10,593) (10,669)  (25,323) (24,972)

Gross profit                  14,734   15,580    36,346   35,183
Operating costs              (7,068)   (6,048)  (19,041) (19,224)
Depreciation                   (569)     (613)   (1,706)  (1,699)
Amortisation                 (3,531)   (3,532)  (10,593) (10,595)

Operating profit              3,566      5,387    5,006    3,665
Share of operating loss from
joint venture                     -          -        -    (640)

Profit on ordinary activities 3,566      5,387    5,006    3,025
before interest and tax


Condensed Operating Cashflow
EBITDA                         7,666     9,532   17,305   15,959
Working capital -
 (increase)/decrease           2,774    (1,297)   6,003    5,386
Capital Expenditure             (240)     (557)    (550) (11,017)
Belgium working capital loans      -        -         -   (1,768)
Proceeds  on sale of interest
in Belgian joint venture           -        -         -     4,037
Tax paid                        (777)    (431)   (1,766)    (431)
Cashflow before financing      9,423    7,247    20,992    12,166


Other data
Processed sales                18,947  19,802    63,543    67,469
Published internet
 advertising sales                973     983     3,325     3,044
Directories published (no.)        51      54       118       122



EBITDA consists of operating profit before depreciation or amortisation. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by investors as an alternative to operating profit or profit on ordinary activities before taxation, as an indicator of our operating performance or as an alternative to cash flow from operating activities.



Summary  results for TDL Infomedia Group plc and TDL Infomedia
Holdings plc for the nine months to 30 September 2002 are presented at Appendix A.


This news release contains forward-looking statements about the company's future business prospects. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by such forward looking statements. Factors that may cause future results to differ materially from the company's current expectations include, among others: general economic conditions, the company's high level of indebtedness, the current regulatory environment and sales representative retention rates.


Thomson Directories Limited Press Office:

Adrian Linden            +44(0)121 454 8181
Wyatt International

For further information contact:

Kevin Watson        +44 (0)1252 390504
Finance Director
kevin.watson@thomweb.co.uk

Penny Holt          +44 (0)1252 390588
Corporate Development Manager
penny.holt@thomweb.co.uk




The financial information contained in this announcement is unaudited. This announcement is not a full set of accounts within the meaning of s240 of the Companies Act 1985

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold into the United States absent registration under the U.S. Securities
Act 1933 or an exemption there from.



                   TDL INFOMEDIA GROUP PLC
            CONSOLIDATED PROFIT AND LOSS ACCOUNT

              Nine months to 30 September 2002


                                               Nine      Nine
                                              months    months
                                               to 30    to 30
                                               Sept      Sept
                                               2002      2001
GBP(000)

Turnover (including share of joint ventures)   61,669    60,479
Less: share of turnover of joint venture
                                                    -     (324)
Turnover                                       61,669    60,155

Cost of sales                                 (25,323)  (24,972)

Gross profit                                   36,346    35,183
Net operating expenses                        (31,340)  (31,518)

Group operating profit                          5,006     3,665
Share of operating loss from joint venture
                                                    -     (640)

Total operating profit: group and share of      5,006     3,025
joint ventures

Interest receivable and similar income
 - group                                           13      330
 - joint venture                                    -        4
                                                   13      334
Interest payable and similar charges
 - group (note 1)                             (7,659)  (9,368)
 - joint venture                                   -     (168)
                                              (7,659)  (9,536)

Loss on ordinary activities before taxation   (2,640)  (6,177)
Taxation on profit on ordinary activities     (2,902)  (1,791)

Loss on ordinary activities after taxation    (5,542)  (7,968)
Dividends and appropriations
                                                    -        -

Retained loss for the period                  (5,542)  (7,968)

Note 1.  Includes amortisation of debt issue
costs.



                                                    Appendix A.2
                   TDL INFOMEDIA GROUP PLC
                 CONSOLIDATED BALANCE SHEET

                   As at 30 September 2002

                                             As at    As at
                                            30 Sept  30 Sept
                                              2002     2001
GBP(000)

Fixed assets
  Intangible assets                          167,163  181,287
  Tangible assets                             11,943
                                                       13,178
Total fixed assets                           179,106  194,465

Current assets
  Raw material paper stocks                      722      374
  Work in progress                             9,537   10,366
  Debtors, amounts falling due:
     within one year                          20,632   20,125
     after one year                                -      427
  Cash at bank and in hand
                                                 805    7,099
                                              31,696   38,391
Creditors: amounts falling due within one
year
Bank borrowings                             (26,751)  (46,000)
Other creditors                             (38,354)  (38,461)
                                            (65,105)  (84,461)

Net current assets/(liabilities)            (33,409)  (46,070)

Total assets less current liabilities        145,697  148,395

Creditors: amounts falling due after one
year
Senior Subordinated Notes                   (67,750)  (67,750)
Deferred debt issue costs                     2,479     2,926
Intercompany loans                             (359)     (321)
                                            (65,630)  (65,145)

Provisions for liabilities and charges         (130)        -

Net assets                                    79,937   83,250

Capital and reserves
Called up share capital                          624      624
Share premium account                         61,833   61,833
Other reserves                                40,000   40,000
Profit and loss account                     (22,520)  (19,207)

Total equity shareholders' funds              79,937   83,250



                                                 Appendix A.3

                   TDL INFOMEDIA GROUP PLC
              CONSOLIDATED CASH FLOW STATEMENT

              Nine months to 30 September 2002

                                                Nine     Nine
                                               months   months
                                                to 30   to 30
                                                Sept     Sept
                                                2002     2001
GBP(000)

Net cash inflow from operating activities       23,308   21,339
Returns on investments and servicing of
finance
  Interest received                                 13      328
  Interest paid                                (5,479)  (6,777)
Net cash outflow from returns on investments (5,466) (6,449) and servicing of finance

Taxation                                       (1,766)    (884)

Capital expenditure and financial investments
  Payments to acquire tangible fixed assets      (550) (11,017)
  Loans to joint venture                             -  (1,768)
  Proceeds on sale of joint venture interest
                                                     -    4,037
Net cash outflow from capital expenditure and
financial investments                            (550)  (8,748)

Net cash inflow before financing and            15,526   5,258
management of liquid resources

Financing
  Borrowings repaid                            (15,500) (8,000)
  Costs associated with the raising of debt      (342)     (41)
  Intercompany borrowings                        (556)    1,649
Net cash outflow from financing                (16,398) (6,392)

Management of liquid resources
  Decrease in term deposits                         -        -
Net cash inflow from management of liquid
resources                                           -        -

Decrease in cash                                 (872)  (1,134)


RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

Operating profit                                 5,006    3,025
Depreciation and amortisation                   12,299   12,294
Share of joint venture losses                        -      640
Increase in stock and work in progress         (2,394)  (4,354)
Decrease in debtors                              1,643    1,918
Increase in creditors                            6,754    7,816

Net cash inflow from continuing operating       23,308   21,339
activities



                                                 Appendix A.4

                 TDL INFOMEDIA HOLDINGS PLC
            CONSOLIDATED PROFIT AND LOSS ACCOUNT

              Nine months to 30 September 2002


                                                Nine      Nine
                                               months    months
                                                to 30    to 30
                                                Sept      Sept
                                                2002      2001
GBP(000)

Turnover (including share of joint ventures)     61,669   60,479
Less: share of turnover of joint venture              -     (324)

Turnover                                         61,669   60,155

Cost of sales                                  (25,323) (24,972)

Gross profit                                     36,346   35,183
Net operating expenses                         (31,340) (31,518)

Group operating profit                            5,006    3,665
Share of operating loss from joint venture            -    (640)

Total operating profit: group and share of        5,006    3,025
joint ventures

Interest receivable and similar income
 - group                                             13      330
 - joint venture                                      -        4
                                                     13      334
Interest payable and similar charges
 - group (note 1)                              (14,142) (13,545)
 - joint venture                                      -    (168)
                                               (14,142) (13,713)

Loss on ordinary activities before taxation     (9,123) (10,354)
Taxation on profit on ordinary activities       (1,122)    (638)

Loss on ordinary activities after taxation     (10,245) (10,992)
Dividends and appropriations                         -        -

Retained loss for the period                   (10,245) (10,992)

Note 1.  Includes the amortisation of debt issue
costs and, in 2002, the premium paid on the repurchase of a portion of the 15.5% Senior
Discount Notes.


                                                   Appendix A.5

                 TDL INFOMEDIA HOLDINGS PLC
                 CONSOLIDATED BALANCE SHEET

                   As at 30 September 2002

                                             As at     As at
                                            30 Sept   30 Sept
                                              2002      2001
GBP(000)

Fixed assets
  Intangible assets                          167,163   181,287
  Tangible assets                             11,943
                                                        13,178
Total fixed assets                           179,106   194,465

Current assets
  Raw material paper stocks                      722       374
  Work in progress                             9,537    10,366
  Debtors, amounts falling due:
     within one year                          20,632    20,125
     after one year                                -       427
  Cash at bank and in hand
                                                 805     7,099
                                              31,696    38,391
Creditors: amounts falling due within one
year
Bank borrowings                             (26,751)   (46,000)
Other creditors                             (33,474)   (36,134)
                                            (60,225)   (82,134)

Net current assets/(liabilities)            (28,529)   (43,743)

Total assets less current liabilities        150,577   150,722

Creditors: amounts falling due after one
year
Senior Subordinated Notes                   (67,750)   (67,750)
Senior Discount Notes                       (29,787)   (37,146)
Long term loan                              (11,832)         -
Deferred debt issue costs                     3,206      3,991
Intercompany loans                           (4,289)      (321)
                                           (110,452)  (101,226)
Provisions for liabilities and charges         (130)         -

Net assets                                    39,995    49,496

Capital and reserves
Called up share capital                          397       397
Share premium account                         39,315    39,315
Other reserves                                40,000    40,000
Profit and loss account                     (39,717)   (30,216)

Total equity shareholders' funds              39,995    49,496



                                                 Appendix A.6

                 TDL INFOMEDIA HOLDINGS PLC
              CONSOLIDATED CASH FLOW STATEMENT

              Nine months to 30 September 2002

                                                Nine     Nine
                                               months   months
                                                to 30   to 30
                                                Sept     Sept
                                                2002     2001
GBP(000)

Net cash inflow from operating activities       23,308   21,345
Returns on investments and servicing of
finance
  Interest received                                 13      328
  Interest paid                                (5,479)  (6,777)
Net cash outflow from returns on investments (5,466) (6,449) and servicing of finance

Taxation                                       (1,766)    (431)

Capital expenditure and financial investments
  Payments to acquire tangible fixed assets      (550) (11,017)
  Loans to joint venture                             -  (1,768)
  Proceeds on sale of joint venture interest        -    4,037
Net cash outflow from capital expenditure and
financial investments                            (550)  (8,748)

Net cash inflow before financing and            15,526    5,717
management of liquid resources

Financing
  Borrowings repaid                           (15,500)  (8,000)
  Repurchase of Senior Discount Notes         (10,659)        -
  Long term loan raised                         11,832        -
  Costs associated with the repurchase of      (1,173)        -
Senior Discount Notes
  Costs associated with the raising of debt      (342)     (47)
  Intercompany borrowings                        (556)    1,196
Net cash outflow from financing               (16,398)  (6,851)

Management of liquid resources
  Decrease in term deposits                          -        -
Net cash inflow from management of liquid
resources                                            -        -

Decrease in cash                                 (872)  (1,134)



RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

Operating profit                                 5,006    3,025
Depreciation and amortisation                   12,299   12,294
Share of joint venture losses                        -      640
Increase in work in progress                   (2,394)  (4,354)
Decrease in debtors                              1,643    1,918
Increase in creditors                            6,754    7,822

Net cash inflow from continuing operating       23,308   21,345
activities